UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

SpaceDev, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

846241107
(CUSIP Number)

Michael S. Emanuel, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	846241107

1. Name of Reporting Person	Loeb Partners Corporation

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	3,750,000

8. Shared Voting Power	-0-

9. Sole Dispositive Power	3,750,000

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	3,750,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	9.95%

14. Type of Reporting Person	BD, IA, CO

CUSIP No.	846241107

1. Name of Reporting Person	Loeb Marathon Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	298,289

8. Shared Voting Power	-0-

9. Sole Dispositive Power	298,289

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	298,289

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.79%

14. Type of Reporting Person	CO

CUSIP No.	846241107

1. Name of Reporting Person	Loeb Marathon Offshore Fund, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	199,511

8. Shared Voting Power	-0-

9. Sole Dispositive Power	199,511

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	199,511

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.53%

14. Type of Reporting Person	CO

Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the Common Stock, 0.01 par value per share (the “Common Stock”), of SpaceDev, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 13855 Stowe Drive, Poway, California 92064.

Item 2.	Identity and Background

Loeb Partners Corporation (“LPC”), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation (“LHC”), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Marathon Fund, LP (“LMF”), 61 Broadway, New York, NY 10006, is a Delaware limited partnership whose general partner is Loeb Arbitrage Management, Inc., a Delaware corporation, whose principal office is located at 61 Broadway, New York, New York, 10006. Loeb Marathon Offshore Fund Ltd. (“LMOF”), Clifton House, 75 Fort Street, P.O. Box 1350GT, Grand Cayman, Cayman Islands, is a Cayman Islands exempted company. Loeb Offshore Management, LLC, a Delaware limited liability company that is wholly owned by LHC, is the investment adviser of LMOF. All of the individuals named in this Item 2 are United States citizens. None of the entities or individuals named in this Item 2 have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Compensation

LPC acquired 3,750,000 shares of Common Stock pursuant to a Stock Purchase Agreement dated December 4, 2007, by and between LPC and Issuer (the “Purchase Agreement”). The total purchase price for the shares acquired by LPC was $2,812,500. The source of the funds for such purchase was working capital. Shares of Common Stock held by LMF and LMOF were acquired by LMF and LMOF in margin accounts maintained with Bear Stearns Securities Corp. The source of funds for the purchase of the shares of Common Stock held by LMF and LMOF was working capital. The total purchase price for the shares acquired by held by LMF and LMOF was $387,097.

Item 4.	Purpose of Transaction

LPC, LMF and LMOF (together “Loeb”) have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law and subject to LPC’s obligation under the Stockholder Agreement (as defined below), to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer (the “Board”) concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, and consistent with LPC’s obligations under the Stockholder Agreement, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in this Item 4.

In connection with its purchase of shares of Common Stock of the Issuer, LPC entered into a Stockholder Agreement, dated December 4, 2007, by and among the Issuer and LPC (the “Stockholder Agreement”). Pursuant to the Stockholder Agreement and subject to the terms and conditions therein, LPC agreed that, except for certain permitted actions specified in the Stockholder Agreement, neither LPC nor its affiliates will, directly or indirectly: (i) purchase additional shares of Common Stock of the Issuer or rights to purchase such shares of Common Stock of the Issuer, (ii) effect, seek, offer or propose to effect any acquisition of any securities or assets of the Issuer, any tender or exchange offer, merger, business combination, recapitalization or other extraordinary transaction involving the Issuer or any solicitation of proxies or consents to vote any voting securities of the Issuer, (iii) form, join or in any way participate in a “group” (as defined in the Securities Exchange Act of 1934) with respect to any voting securities of the Issuer, (iv) solicit or participate in any solicitation of proxies relating to the election of directors of the Issuer, (v) enter into any agreement with any other person with respect to the foregoing, or assist any other person to do any of the foregoing or (vi) nominate any person to the Board of Directors of the Issuer. Notwithstanding any of the foregoing, the Stockholder Agreement permits LPC to acquire additional securities of the Issuer subject to a maximum ownership of 14.99% of the Issuer’s outstanding shares of Common Stock.

LPC further agreed, pursuant to the Stockholder Agreement, that, with respect to the election of directors of the Issuer, (i) during the first year of the Stockholder Agreement, to vote LPC’s shares for the nominees recommended by the Board and (ii) after the first year of the Stockholder Agreement, to vote LPC’s shares for nominees recommended by the Board if such nominee was a member of the Board as of December 4, 2007.

In addition, pursuant to the Stockholder Agreement, LPC agreed for a period of one year to certain limitations on its ability to dispose, sell, transfer, or engage in similar transactions which have the same economic effect as a sale any of the shares issued to LPC pursuant to the Purchase Agreement.

Also under the Stockholder Agreement, the Issuer granted LPC demand and piggyback registration rights as well as preemptive rights on certain future issuances of securities by the Issuer.

The Stockholder Agreement will terminate on the earliest of (a) upon a Change of Control (as defined in the Stockholder Agreement; (b) on the 10 year anniversary of the Stockholder Agreement; (c) if the Issuer and LPC agree in writing to terminate; (d) if LPC no longer beneficially owns an aggregate of at least 4.99% of the Issuer’s issued and outstanding Common Stock; or (e) on the date on which LPC sells all of the shares pursuant to either (i) Rule 144 under the Securities Act or (ii) an effective registration statement under the Securities Act.

The Stockholder Agreement is included as Exhibit 1 hereto. The foregoing description of the Stockholder Agreement is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)	The persons reporting hereby owned, and have sole voting and dispositive power with respect to, the following shares of Common Stock as of December 4, 2007.

	Shares of Common Stock	Percentage Owned
Loeb Partners Corporation	3,750,000	9.95%
Loeb Marathon Fund, LP	298,289	0.79%
Loeb Marathon Offshore Fund, Ltd.	199,511	0.53%

Total	4,247,800

The total shares of Common Stock constitute 11.27% of the 37,676,808 outstanding shares of Common Stock (based on the number of shares of Common Stock issued and outstanding as of December 4, 2007 set forth in the Purchase Agreement).

(b)	See paragraph (a) above.

(c)	The following purchases of Common Stock have been made in the past sixty (60) days:

Purchases of Common Stock

	Date	Shares	Average Price
Loeb Partners Corporation	12/04/2007	3,750,000	0.75

	Date	Shares	Average Price
Loeb Marathon Fund, LP	10/11/2007	15,225	0.8336
	10/12/2007	3,652	0.84
	10/15/2007	299	0.84
	10/16/2007	46,399	0.8329
	10/17/2007	31,432	0.8376
	10/18/2007	1,197	0.84
	10/19/2007	9,579	0.84
	10/24/2007	8,220	0.84
	10/25/2007	29,935	0.84
	10/25/2007	14,967	0.83
	10/26/2007	6,586	0.84
	10/26/2007	17,003	0.84
	10/29/2007	2,395	0.84

	Date	Shares	Average Price
Loeb Marathon Offshore Fund, Ltd.	10/11/2007	9,175	0.8336
	10/12/2007	2,448	0.84
	10/15/2007	201	0.84
	10/16/2007	31,101	0.8329
	10/17/2007	21,068	0.8376
	10/18/2007	803	0.84
	10/19/2007	6,421	0.84
	10/24/2007	5,080	0.84
	10/25/2007	20,065	0.84
	10/25/2007	10,033	0.83
	10/26/2007	4,414	0.84
	10/26/2007	11,397	0.84
	10/29/2007	1,605	0.84

All reported transactions by LMF and LMOF were effected on NASDAQ. The transaction by LPC was effected pursuant to the Purchase Agreement.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

Except for the Purchase Agreement described in Item 3 above and the Stockholder Agreement described in Item 4 above, to the best knowledge of Loeb there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Loeb and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1 - Stockholder Agreement, dated December 4, 2007, by and between LPC and the Issuer (incorporated by reference to the Issuer’s Form 8-K filed December 7, 2007).

Exhibit 2 - Stock Purchase Agreement dated December 4, 2007, by and between the Issuer and LPC (incorporated by reference to the Issuer’s Form 8-K filed December 7, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB PARTNERS CORPORATION

Date: December 12, 2007	By:/s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB MARATHON FUND LP
By: LOEB ARBITRAGE MANAGEMENT, INC., G.P.

Date: December 12, 2007	By:/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON OFFSHORE FUND, LTD.

Date: December 12, 2007	By:/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President